Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

RRSAT SIGNS ADDITIONAL AGREEMENT WITH FASHION
TV FOR DISTRIBUTION OF F-MAN TV CHANNEL TO ASIA

OMER, Israel – February 8, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that Fashion TV has selected RRSat for distribution of its new F-Man TV channel to Asia, in addition to the distribution of the channel to Europe and the Middle East.

“Fashion TV is a long standing client with a very close working relationship with the company,” said David Rivel, founder and CEO of RRSat. “The fact that over the years we have supplied more and more distribution services to meet Fashion TV’s steady growth and increased product offerings, further attests to their ongoing satisfaction with our services, as well as the value of our relationship. As they continue to expand their offerings, we will be ready to meet their growing content management and distribution demands. We decided to use HotBird-8 satellite for distribution to Europe and Middle East and Intelsat-8 (PAS-8) satellite for distribution of F-Man channel to Asia.”

Michel Adam, the President and CEO of Fashion TV said, “Over the years we have grown through the provision of additional channels as well as the expansion of our geographic footprint. This is another step in that strategy and we are very grateful to RRSat as the key supplier of our content management and distribution services. The new F-Man channel dedicated to Fashion for men is now reaching millions of viewers in Europe. RRSat’s transmission of the F-Man channel to Asia increases our distribution substantially and is an important step in enhancing our global brand. The decision to use RRSat to distribute the F-Man channel to Asia via Intelsat-8 (PAS-8) satellite will also enable the distribution of the channel to the West Coast of the United States, thanks to the footprint of this satellite.”

RRSat currently provides services for the broadcasting of all of Fashion TV operations, with eight different signals presently, which are broadcasted on a network of 24 satellites worldwide and hundreds of cable networks.

About RRSat Global Communications Network Ltd.
RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 265 television channels and more than 80 radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

About Fashion TV
From Paris to London to Milan and every fashion capital in between, see it first on Fashion TV, the world’s largest 24-hour fashion network. Get the best seat in the house at exclusive shows, go behind the scenes with leading photographers and meet top models as they live the lives of the young, the beautiful and the Jet-Set. Fashion TV broadcasts in 202 countries to over 300 million households. Based in Paris, France, since 1997, its content is focused on fashion shows, backstage, photographers, models and celebrities. The Fashion TV Website (www.ftv.com) receives over 800,000 unique hits per month with visitors watching an average of 12 minutes. In the U.S., Fashion TV reaches over nine million households and over 15 million households in South America.

Safe harbor statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and our the television and radio broadcasting industries, (ii) our expectation to sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Registration Statement on Form F-1 filed on October 31, 2006 and our Current Reports on Form 6-K.